May 23, 2012

Stacy L. Fuller, Esq.
K&L Gates, LLP
1601 K Street, NW
Washington, DC 20006

Re: Cambria ETF Trust
        File Nos. 333-180879 and 811-22704

Dear Ms. Fuller:

We have reviewed the registration statement on Form N-1A for the Cambria ETF Trust (the "Trust") filed with the Commission on April 23, 2012. The registration statement relates to four new series, the Cambria Currency Strategies ETF, Shareholder Yield ETF, Foreign Shareholder Yield ETF and Emerging Shareholder Yield ETF (each a "Fund"; collectively the "Funds"). Based on our review of the filing, we have the following comments. The captions we use below correspond to the captions the Trust uses in the Registration Statement.

Prospectus

Fund Summary

All Funds

Fees and Expenses (p. 3)

Fee table disclosure indicates that the Board has not approved payments under the Funds' 12b-1 plans. Please confirm that the Funds will not make any payments under the plan during the twelve months immediately after effectiveness of the registration statement, or provide in the fee table an estimate of payments to be made.

Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

Does the Example assume payment of 12b-1 fees in the second and third years of the Funds' operation? If not, why not?

Please delete the penultimate sentence of the narrative disclosure in the Example, which references brokerage commissions, as it is neither required nor permitted by Form N-1A.

Cambria Currency Strategies ETF (p. 4)

Principal Investment Strategies (p. 4)

Please define in plain English exchange-traded products ("ETPs") and exchange-traded notes ("ETNs").

Please disclose in plain English how the Fund decides which securities it will invest in, and when it when it will sell them.

It appears from this disclosure that the Fund will invest in derivatives. Do the terms of the Trust's exemptive relief specifically permit it to invest in derivatives? Does the exemptive relief limit in any way the percentage of net assets that can be invested in derivatives?

Please identify specifically the derivatives in which the Fund will invest and the specific risks of those derivatives. *See* letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Please inform us how the Fund will value its derivatives for the purpose of complying with the 80% test of Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"). Please explain to us whether the Fund's derivatives will use the same value for purposes of determining compliance with Rule 35d-1 and Release 10666. If not, why not?

The disclosure indicates that the Fund will engage in short selling. Please quantify the extent of the Fund's anticipated short exposure. How will the Fund account for the short exposure of underlying funds? If short selling or any other techniques are used to reduce the exposure of the Fund's long positions, will the short position be netted in determining the amount to be included in the 80% test?

Please define "inverse exposure" in plain English, and clarify how the Fund will obtain inverse exposures to certain currencies. How will the underlying ETFs in which the Fund will invest create inverse exposure? If they will use derivatives, please disclose this. Please disclose, in the section on principal risks, the risks associated with inverse exposure investments, and the limitations on the effectiveness of these investments, *e.g.*, derivatives risks; that inverse funds may not produce the anticipated inverse returns for longer periods of time; volatility risk, or compounding error; that they have higher expense ratios than conventional ETFs; and the potential loss of the entire investment.

To what extent will the Fund invest in other ETFs? Do the terms of the Trust's exemptive relief permit the Fund to invest in other ETFs to that extent? Will the Fund invest in ETFs for any purpose other than to obtain inverse exposure to foreign currencies? If so, please specify.

The disclosure indicates the Fund will employ leverage in various ways. Please provide the Fund's asset coverage/segregation policies with respect to all uses of leverage, including derivatives.

In the last sentence of the penultimate paragraph of this section, which describes how the Fund will generate investment returns, please explain how the Fund's currency strategies may preserve and grow capital irrespective of the behavior of debt and equity markets. In the last sentence of the paragraph, please clarify the meaning of the term "positive absolute returns."

Principal Risks (p. 5)

Please state prominently that a shareholder may lose money by investing in the Fund. Please include this risk in the disclosure of all of the Funds.

Please disclose the risks of investing in forward currency contracts.

Please disclose the risks associated with short-selling.

Will the Fund have high portfolio turnover, *e.g.*, greater than 100%? If so, please provide appropriate risk disclosure.

Please disclose the risks, if any, that deliberate devaluations of currencies present to the Fund.

Exchange-Traded Notes Risk (p. 6)

This disclosure gives the misleading impression that ETFs and ETNs are materially similar. ETNs are synthetic instruments; holders of ETNs have no claim on reference assets, and are subject to counterparty risks. Please revise this disclosure accordingly.

Leveraging Risk (p. 7)

This disclosure is incomplete and uninformative. Please provide plain English disclosure of all material risks associated with the leveraging tactics the Fund and underlying funds will employ.

Purchase and Sale of Fund Shares (p. 8)

How will the Fund determine whether to issue or redeem creation units in-kind or for cash? Please provide this information for all of the Funds.

Performance (p. 8)

Please include the disclosure required by Item 4 (b) (2) (i) of Form N-1A; the requirement applies to new funds as well as existing ones. This comment applies to all of the Funds.

Cambria Shareholder Yield ETF (p. 10)

Principal Investment Strategies (p. 11)

This section of disclosure is unnecessarily lengthy for the Summary, and contains much jargon. Please explain concisely, in plain English, how Cambria calculates "total yield"; and how the Fund will determine which securities to purchase and when to sell them.

Will the Fund invest in equity securities other than common stock? If so, please disclose the other types of security and the risks attendant with investing in them.

Cambria Foreign Investor Yield ETF (p. 15)

Principal Investment Strategies (p. 16)

Please explain in detail, in plain English, how Cambria calculates "total yield." Also explain in plain English how the Fund will determine which securities to purchase and when to sell them.

Will the Fund invest in equity securities other than common stock? If so, please disclose which types of security and the risks attendant with owning them. Please also clarify what, if any, types of investments are "tied economically to those countries" in addition to ADRs and GDRs. For example, will the Fund invest in inverse ETFs, or derivatives? How will the Fund determine whether a security is economically tied to a country?

Principal Risks (p. 17)

Foreign Investment Risk (p. 17)

Please disclose the risks specific to investing in ADRs and GDRs.

Cambria Emerging Shareholder Yield ETF (p. 21)

Principal Investment Strategies (p. 22)

Please explain in detail, in plain English, how Cambria calculates "total yield." Also explain in plain English how the Fund will determine which securities to purchase and when to sell them.

Will the Fund invest in equity securities other than common stock? If so, please disclose which types of security and the risks attendant with owning them. Please also clarify what, if any, types of investments are "tied economically to emerging markets" in addition to ADRs and GDRs. For example, will the Fund invest in inverse ETFs, or derivatives? How will the Fund determine whether a security is economically tied to a country?

Principal Risks (p. 23)

Foreign Investment Risk (p. 23)

Please disclose the risks specific to investing in ADRs and GDRs.

Additional Information about the Funds' Investment Strategies and Risks (p. 28)

Please provide here complete disclosure of the principal strategies and risks summarized in the summary sections of the Funds' prospectuses. *See* Item 9 (b) and (c) of Form N-1A. If the Funds have any *non*-principal strategies, please disclose them, and the attendant risks, in this section, under a separate heading.

Distribution and Service Plan (p. 40)

Please disclose that, because 12b-1 fees are paid out of the Funds' assets on an on-going basis, over time these fees will increase the cost of investing in the Funds and may cost more than paying other types of sales charges. See Item 12 (b) (2) of Form N-1A.

SAI

Management of the Funds (p. 18)

Please revise the rightmost column header in the Trustees and Officers table to clarify that it discloses other directorships held by the trustee *in the past five years*.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel